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SECURIT 06008088 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51992

SEC MAIL PROCESSING RECEIVED MAR 01 2006 SECTION WASH, D.C. 192

FACING PAGE

nformation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR IE PERIOD BEGINNING January 1, 2005 ENDING December 31, 2005

A. REGISTRANT IDENTIFICATION

NAME OF BRC ER-DEALER:

Broadband Ca tal Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF INCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Ave ie
(No. and Street)

New York N.Y. 10022
(City) (State) (Zip Code)

NAME AND T EPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Rapp 212-759-2020
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED JUN 15 2006 THOMSON FINANCIAL

INDEPENDEN PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Com any LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill oad Great Neck NY 11021
(Address) (City) (State) (Zip Code)

CHECK ONE

- ✖ Cert ied Public Accountant
- ☐ Publ Accountant
- ☐ Acc untant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exe tion from the requirement that the annual report be covered by the opinion of an independent public accountant must be suppo d by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-0

OATH OR AFFIRMATION

I, Michae Rapp swear (or affirm) that, to the best of my knowledge and l lief the accompanying financial statement and supporting schedules pertaining to the firm of

Broadb ıd Capital Management LLC, as of

December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proj etor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, excep s follows:

____

____

____

Signature

Chairman

Title

AMY GALANTI
Notary Public New York
No. 01GA6000994
Qualified In Nassau County
Commission Exp Dec 29 200

Not Public

This Report ** c ıtains (check all applicable boxes):

- ✖ (a) Facing F ge
- ✖ (b) Statemeı of Financial Condition.
- ✖ (c) Statemeı of Income (Loss)
- ✖ (d) Statemeı of Cash Flows.
- ✖ (e) Statemeı of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statemeı of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Comput: on of Net Capital.
- ☐ (h) Comput: on for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Informat n Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Recor liation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the comp :ation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Recor liation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolic :ion.
- ✖ (l) An Oath r Affirmation.
- ☐ (m) A copy (the SIPC Supplemental Report.
- ☐ (n) A report escribing any material inadequacies found to exist or found to have existed since the date of the previous ıdit.
- ✖ (o) A report ı internal control.

** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDE1 :NDENT AUDITORS' REPORT

To the :embers
Broadb ıd Capital Management LLC
New Y ·k, New York

We hɛ ɜ audited the accompanying statement of financial condition of Broadband Capital Manag ɑent LLC as of December 31, 2005, and the related statements of operations, changes in membɛ ' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under t : Securities Exchange Act of 1934. These financial statements are the responsibility of the Compa /'s management. Our responsibility is to express an opinion on these financial statements based c our audit.

We co lucted our audit in accordance with auditing standards generally accepted in the United States. 'hose standards require that we plan and perform the audit to obtain reasonable assurance about ıether the financial statements are free of material misstatement. An audit includes consid ation of internal control over financial reporting as a basis for designing audit proced es that are appropriate in the circumstances, but not for the purpose of expressing an opinioɪ. on the effectiveness of the Company's internal control over financial reporting. Accordiı.g, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadband Capital Management LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 16, 2006

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 1,063,337
Securities owned, at market value	1,366,274
Securities owned, not readily marketable	135,924
Due from broker	280,028
Loan receivable, related party	110,243
Other assets	601,651
	$ 3,557,457

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accrued expenses	$ 1,422,304
Members' equity	2,135,153
	$ 3,557,457

See notes to financial statements

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 10,065,367
Investment banking and fee income	1,645,617
Trading	(109,078)
Interest and other income	79,991
	11,681,897
EXPENSES	
Salaries and payroll costs	8,636,180
Settlement expense	1,261,641
Clearing costs	173,735
Occupancy	403,167
Communications	244,768
Interest	2,402
Other expenses	955,927
	11,677,820
NET INCOME	$ 4,077

See notes to financial statements

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net income	$ 4,077
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Securities owned	(8,623)
Securities owned, restricted	(110,304)
Due from clearing broker	634,752
Other assets	(439,884)
Increase (decrease) in liabilities:	
Accrued expenses	1,195,192
Securities sold, not yet purchased	(407,700)
Total adjustments	863,433
Net cash provided by operating activities	867,510
Cash flows from investing activities	
Loans to related party	(40,000)
Net cash used in financing activities	(40,000)
Cash flows from financing activities	
Capital distributions	(310,274)
Net cash used in financing activities	(310,274)
NET INCREASE IN CASH AND CASH EQUIVALENTS	517,236
CASH AND CASH EQUIVALENTS - BEGINNING	546,101
CASH AND CASH EQUIVALENTS - END	$ 1,063,337
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 2,402
Income taxes	$ -

See notes to financial statements

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

Balance - beginning	$ 2,441,350
Capital distributions	(310,274)
Net income	4,077
Balance - end	$ 2,135,153

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Broadband Capital Management LLC (the "Company") is a registered broker-dealer that clears its securities transactions on a fully disclosed basis with First Clearing, LLC. The Company primarily services retail accounts and earns fees from investment banking transactions. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2005.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned and securities sold, not yet purchased are recorded at current market value. Securities, not readily marketable are valued at current market value or at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City unincorporated business taxes.

Loans Receivable, Related Party

Loans receivable, related party is due from the Company's majority owner for expenses paid on its behalf and advances and is due on demand without interest.

Significant Credit Risk and Estimates

The Company's clearing and execution agreement provides that First Clearing's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, First Clearing records customer transactions on a settlement date basis, which is generally three business days after the trade date. First Clearing is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case First Clearing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by First Clearing is charged back to the Company.

The Company, in conjunction with First Clearing, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. First Clearing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in New York City, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SECURITIES OWNED/ SECURITIES SOLD, NOT YET PURCHASED

Securities owned totaling $1,366,274 consist of trading securities in U.S. public entities of $1,246,698 at quoted market value and money market balances of $119,576 held at First Clearing LLC.

3. SECURITIES OWNED, NOT READILY MARKETABLE

Securities owned, not readily marketable include investment securities that cannot be offered or sold because of restrictions, or conditions applicable to the securities or to the Company. At December 31, 2005, securities owned, not readily marketable consist of warrants in a U.S. public entity at estimated fair value of $135,923.

4. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases office space in New York City under a lease which expires in January 2010. Rent expense for the year ended December 31, 2005 was approximately $403,000. Minimum future rental payments are as follows:

Years Ended December 31,	
2006	$ 377,000
2007	377,000
2008	377,000
2009	377,000
2010	31,500
	$ 1,539,500

Litigation

The Company is currently involved in a lawsuit and countersuit with another broker dealer relating to a service agreement between this other broker dealer and a managing member of the Company. The plaintiff in the lawsuit is claiming breach of contract by the Company and the Company is seeking to recover lost revenue. The potential impact of this litigation on the Company's financial condition cannot be determined at the present time.

The Company has also been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $123,967, which was $23,967 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 1147% as of December 31, 2005.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

BROADBAND CAPITAL MANAGEMENT LLC **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL	
Total members' equity	$ 2,135,153
Deductions and/or charges:	
Non-allowable assets from statement of financial condition:	
Securities owned, restricted	135,924
Loan receivable, related party	110,243
Other assets	601,651
Other deductions and/or charges	1,142,674
	1,990,492
Net capital before undue concentration and haircuts on securities positions	144,661
Haircuts and undue concentration	20,694
NET CAPITAL	$ 123,967
AGGREGATE INDEBTEDNESS	
Accrued expenses and other current liabilities	$ 1,422,304
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1147%
MINIMUM NET CAPITAL REQUIRED	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 23,967

Reconcilation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 345,751
Audit adjustments - additional accrued expenses	(221,784)
Net Capital per above	$ 123,967

See independent auditors' report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMINGAN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Broadband Capital Management LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Broadband Capital Management LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

February 16, 2006